IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

          ---------------------------------------------x
          MOISE KATZ,                                  :
                                                       :
                    Plaintiff,                         :
                                                       :
                    -against-                          :
                                                       :
          JAMES E. MARTIN, JAMES J. MOSSMAN,           :   C.A. No. 14112
          JAMES R. THOMPSON, ROBERT SCHMIEGE,          :
          RICHARD K. DAVIDSON, HAROLD A. POLING,       :
          SAMUEL K. SKINNER,, UNION PACIFIC            :
          COMPANY, CHICAGO AND NORTH WESTERN           :
          TRANSPORTATION COMPANY, and UP RAIL INC.,    :
                                                       :
                    Defendants.                        :
          ---------------------------------------------x

                             CLASS ACTION COMPLAINT

                    Plaintiff, by his attorneys, alleges upon personal

          knowledge with respect to paragraph 1, and upon information and belief based, inter alia, upon the investigation of his counsel as to all other allegations herein, as follows:

                    1.   Plaintiff is a holder of common stock of

          Chicago North Western Transportation Company ("CNW" or the

          "Company") and has been a shareholder,of CNW at all times

          relevant hereto.

                    2.   CNW is a Delaware corporation that maintains

          its principal executive offices in Chicago, Illinois.  CNW is the holding company for the nation's eighth largest

          railroad  based on total operating revenues and miles of

          railroad operated.  CNW's wholly-owned subsidiary, Western

          Railroad Properties, Inc. ("WPRI"), is one of only two

          carriers in the Wyoming Powder River Basin.  WPRI transports low-sulfur coal principally under long term contracts, and in a highly of efficient, low-cost operation.  CNW also

          provides commuter service in the Chicago area under a

          service contract with the regional transportation authority.


                    3.   Defendant Robert Schmiege ("Schmiege") is,

          and at all relevant times was, Chairman of the Board of

          Directors, President and Chief Executive Officer of the

          Company.  For the fiscal year ended December 31, 1993,

          defendant Schmiege received cash and bonus compensation in excess of $750,000.

                    4.   Defendant Richard K. Davidson ("Davidson")

          is, and at all relevant times was, Chairman and Chief

          Executive Officer of defendant Union Pacific Company ("Union

          Pacific").  Defendant Davidson is also a director of CNW.

                    5.   Defendants James E. Martin, James J. Mossman,

          James R. Thompson, Harold A. Poling, and Samuel K. Skinner

          are each, and at all relevant times were, members of the

          Company's Board of Directors.  These defendants, together

          with defendants Schmiege and Davidson, are referred to

          herein as the "Individual Defendants."

                    6.   Because of their directorial and/or executive

          positions in the Company, the individual Defendants owe

          fiduciary duties of good faith, fair dealing, due care and candor to plaintiff and the other members of the Class.

          Through their directorial and management positions, the

          Individual Defendants dominate and control the Company.

                    7.   Each Individual Defendant owed and owes the

          public stockholders of CNW fiduciary obligations and were

          and are required to: use their ability to control and manage

          CNW in a fair, just and equitable manner; act in furtherance of the best interests of CNW and its shareholders; act to

          maximize shareholder value; govern CNW in such a manner as to heed the expressed views of its public shareholders;

          refrain from abusing their positions of control; and not

          favor their own interests at the expense of CNW and its

          shareholders.


                    8.   (a)  Union Pacific, a Utah corporation, is

          the sole shareholder of UP Holdings, Inc., also a Utah

          corporation.  UP Holdings, Inc. is, in turn, the sole

          shareholder of UP Rail, Inc., a Delaware corporation.

                         (b)  As of the close of business on March 6,

          1995, UP Rail, Inc. beneficially owned 12,835,304 shares of

          Non-Voting Common Stock of CNW.  Upon the conversion of

          those shares into common stock (as discussed below), those shares will represent, in the aggregate, 29.13% Of the

          44,059,760 shares of CNW common stock outstanding as of

          October 15, 1994.

                         (c)  Union Pacific is a party to certain

          stockholders agreements, described more fully below, with,

          inter alia, the Company's executive officers and CNW.

          Through its representation on CNW's Board of Directors, and collaborative business relationships with the Company, Union

          Pacific has access to confidential and proprietary

          information concerning CNW, which information has been and continues to be unavailable to the market or other potential third party bidders for CNW.

                         (d)  Unless otherwise indicated, Union

          Pacific Corporation, Union Pacific Holdings, Inc., and UP

          Rail, Inc. are collectively referred to herein as "Union

          Pacific".

                    9.   Each defendant herein is sued individually as

          a conspirator and aider and abettor, and the liability of

          each arises from the fact that he or it has engaged in all or part of the unlawful acts, plans, schemes, or

          transactions complained of herein.

                             CLUB ACTION ALLEGATIONS

                    10.  Plaintiff brings this action pursuant to Rule

          23 of the Rules of Court of Chancery on his own behalf and as a class action on behalf of all shareholders of the

          Company (except the defendants herein and any persons, firm,

          trust, corporation, or other entity related to or affiliated with any of them or their successors in interest), and their successors in interest who are or will be threatened with

          injury arising from defendants' actions as more fully

          described herein.

                    11.  This action is properly maintainable as a

          class action for the following reasons:

                         (a)  The Class is so numerous that joinder of

          all members is impracticable.  As of October 15, 1994, the

          Company had 44,059,760 shares of common stock outstanding,

          held by thousands of record and beneficial shareholders.

                         (b)  The members of the Class are scattered

          throughout the United States and are so numerous as to make it impracticable to bring them all before the Court.

                         (c)  There are questions of law and fact

          which are common to the Class including, inter alia, the

          following:

                              (i)  whether the Individual Defendants

               breached or aided and abetted the breach of the

               fiduciary  and common law duties which they owe to

               plaintiff and the other members of the Class;

                              (ii)  whether defendants are engaging in

               a plan or scheme to unlawfully shift control of CNW to

               Union Pacific;

                              (iii)  whether defendants have engaged

               and are continuing to engage in a plan and a scheme to

               benefit themselves at the expense of CNW's public

               shareholders; and

                              (iv)  whether plaintiff and other

               members of the Class will be irreparably damaged if


               defendants are not enjoined from the conduct described

               herein below.

                         (d)  The claims of plaintiff are typical of

          the claims of the Class in that all members of the Class

          will be damaged by defendants' actions.

                         (e)  Plaintiff is committed to vigorously

          prosecuting this action and has retained competent legal

          counsel experienced in litigation of this nature.  Plaintiff is an adequate representative of the Class.

                    12.  The prosecution of separate actions by

          individual members of the Class would create the risk of

          inconsistent or varying adjudications with respect to

          individual members of the Class which would establish

          incompatible standards of conduct for defendants, or

          adjudications with respect to individual members of the

          Class which would as a practical matter be dispositive of

          the interests of the other members not parties to the

          adjudications or substantially impair or impede their

          ability to protect their interests.

                    13.  Defendants have acted, or refused to act, on

          grounds generally applicable to, and causing injury to, the

          Class, and therefore, preliminary and final injunctive

          relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

          A.   Background

                    14.  CNW, through its subsidiaries, is the

          successor to the business of CNW Corporation, which was

          acquired in 1989 in a going-private transaction led by

          Blackstone Capital Partners L.P. ("Blackstone").  The

          Company thereafter went public in 1992.  Blackstone and its affiliates sold substantially all their shares in connection with a secondary offering of CNW stock in 1993.

                    15.  CNW has enjoyed increasing financial success

          over the last several years.  Operating revenues have

          improved every year since 1989.  Similarly, operating

          income, net income and net income per share have all

          steadily risen.  Moreover, CNW's per share earnings jumped to $1.20 per share in fiscal 1993, as compared to a loss of

          $3.15 per share in fiscal 1992.  Earnings per share

          continued to increase in fiscal 1994 to $1.86/share.

                    16.  The Company's future financial prospects also

          look promising.  Among other things, in February 1995 the

          Company forecasted that its net income for 1995 would be 30-

          35% above what was achieved in 1994.

                    17.  The investment community also forecasts

          continued robust financial health for CNW.  For example, a

          January 3, 1995 report issued by M.H. Lloyd, an analyst with

          Natwest Securities Corp., stated "we are initiating coverage of (CNW) with a BUY rating.  CNW is well situated to benefit from soaring demand for low sulfur coal from Wyoming and

          from the bumper U.S. corn crop recently harvested.  Coal and agricultural commodities account for 32% and 18%,

          respectively, of the company's revenues.  In addition, CNW's intermodal revenues (12% of total) are growing rapidly,

          aided by new intermodal facilities . . . CNW's earnings

          could expand 10-15% annually in the late 1990s."

          B.   Union Pacific's Ties to CNW

                    18.  Union Pacific has substantial business,

          equity ownership, and financial ties to CNW.  For example,

          UP Rail, Inc., the Company's executive officers, the

          Company, and Blackstone, among others, are parties to a


          Second Amended and Restated Stockholders Agreement (the

          "Shareholders Agreement").  Under the Shareholders

          Agreement, CNW's executive officers must vote their CNW

          shares for the election of a UP Rail designee to the Board of Directors.

                    19.  These same parties entered into another

          agreement in 1993 (the "1993 Agreement"), pursuant to which the Company agreed to use its best efforts to cause two

          additional members of UP's senior management (the

          "Additional Nominee"), to be nominated to the Board of

          Directors as members of the class of directors serving for a term ending on the date of CNW's 1995 annual meeting.  The

          Additional Nominees were elected to the CNN Board, such

          election to be effective on April 6, 1995.  On that date,

          Union Pacific will have three directors on the CNW Board.

                    20.  Moreover, as noted previously, Union Pacific

          beneficially owns 12,835,304 shares of Non-Voting Common

          Stock of CNW.  Under a Standstill Agreement with CNW, Union

          Pacific agreed not to acquire more than 30% of the aggregate outstanding common stock and non-voting common stock of the

          Company prior to April 6, 1994.  The Standstill Agreement

          terminated in July 1993.

          C.   Union Pacific's Efforts to
               Increase its Control Over the Company

                    21.  Over the last several years, Union Pacific

          has sought to increase its influence and control over CNW's business and operations.  Among other things, Union Pacific applied to the Interstate Commerce Commission (the "ICC")

          for an order authorizing "common control" of CNW and UP Rail as well as conversion of Union Pacific's Non-voting

          Preferred Stock into CNW common stock.  Union Pacific also requested from the ICC an order, inter alia, permitting


          Union Pacific to acquire additional shares of CNW common

          stock and allowing the further coordination of services

          between the companies' respective railroad subsidiaries.

                    22.  On March 7, 1995, the ICC consented to the

          foregoing requests, and on April 6, 1995, the approval will be final and effective.  At such time, Union Pacific will

          exercise control over 29% of CNW's common shares, and the

          Additional Nominees will be added to CNW's nine-member Board of Directors.

                    23.  Immediately upon receiving ICC approval,

          Union Pacific publicly disclosed in a 13-D filing with the

          Securities and Exchange Commission that it was considering acquiring the remaining shares of CNW.  On or about March

          10, 1995, CNW and Union Pacific announced that they had

          reached an agreement whereby union Pacific would purchase

          all of CNW's common stock for $35 cash per share, for a

          total of $1.2 billion.

                    24.  Union Pacific's prospective acquisition of

          CNW comes on the heels of and is activated by its aborted

          efforts to acquire control of Santa Fe Pacific Corporation

          ("Santa Fe"), which has agreed to be acquired by Burlington

          Northern Inc.  Having failed in its efforts to acquire Santa

          Fe, Union Pacific is now turning to CNW as a means of

          expanding its railroad operations and increasing its

          presence and influence in the railroad markets in which it operates.

                    25.  CNW and the Individual Defendants are

          obligated in connection with any contemplated transfer of

          control of CNW to seek to maximize shareholder value by such means as an auction, active market check or other

          exploration of strategic alternatives under the

          circumstances.  CNW and the Individual Defendants have


          failed to implement such procedures for the maximization of shareholder value and are permitting the transfer of control of CNW and its assets at a value which fails to reflect the enhanced long-term value of its stock given the positive

          trends CNW has consistently shown in revenues and net

          income.  Nor have the Individual Defendants sought to create any "Special Committee" of fully independent and

          disinterested directors who will act objectively and in the ultimate beat interests of all shareholders of CNW.

                    26.  Plaintiff and other members of the Class will

          be damaged in that they will not receive their fair

          proportion of the value of CNW's assets and business, and

          will be prevented from obtaining a fair price for their

          shares of CNW's common stock.

                    27.  Plaintiff and the Class are immediately

          threatened by the acts and transactions complained of herein which have caused and will cause irreparable injury to them.

                               REQUEST FOR RELIEF

               WHEREFORE, plaintiff demands judgment as follows:

                    A.   Declaring this to be a proper Class Action;

                    B.   Declaring that defendants have breached and

          are breaching their fiduciary duties to plaintiff and the

          members of the Class;

                    C.   Preliminarily and permanently enjoining the

          defendants and their counsel, agents, employees and all

          persons acting under, in concert with or for them, from

          proceeding with, consummating, or closing a change in

          control of CNW;

                    D.   Awarding compensatory damages against

          defendants individually and severally in an amount to be

          determined at trial, together with prejudgment interest at the maximum rate allowable by law, arising from defendants'

          wrongful conduct;

                    E.   Awarding plaintiff his costs and

          disbursements and reasonable allowances of fees for

          plaintiff's counsel and experts and reimbursement of

          expenses; and

                    F.   Granting plaintiff and the Class such other

          and further relief as the Court may deem just and proper.

                         ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                         By:
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          Of Counsel:

          WECHSLER SKIRNICK HARWOOD HALEBIAN
            & FEFFER LLP
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